UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G (Rule 13d-102)

Under the Securities Exchange Act of 1934
(Amendment No. 1)(1)

ALLIANCE BANCORP OF NEW ENGLAND, INC.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

01852Q109

(CUSIP Number)

December 31, 2003

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

(1) The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 01852Q109

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Mendon Capital Advisors Corp.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0 shares

	6.	Shared Voting Power Not Applicable

	7.	Sole Dispositive Power 0 shares

	8.	Shared Dispositive Power Not Applicable

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 0 shares

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐ Not Applicable

11.	Percent of Class Represented by Amount in Row (9) 0%

12.	Type of Reporting Person (See Instructions) CO, IA

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Anton V. Schutz

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization U.S.

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0 shares

	6.	Shared Voting Power Not Applicable

	7.	Sole Dispositive Power 0 shares

	8.	Shared Dispositive Power Not Applicable

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 0 shares

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐ Not Applicable

11.	Percent of Class Represented by Amount in Row (9) 0%

12.	Type of Reporting Person (See Instructions) IN

Item 1.
	(a)	Name of Issuer Alliance Bancorp of New England, Inc.
	(b)	Address of Issuer’s Principal Executive Offices 348 Hartford Turnpike Vernon, Connecticut 06066

Item 2.
	(a)	Name of Person Filing Mendon Capital Advisors Corp. Anton V. Schutz
	(b)	Address of Principal Business Office or, if none, Residence 150 Allens Creek Road Rochester, New York 14618
	(c)	Citizenship Mendon Capital Advisors Corp. is organized under the laws of Delaware. Anton V. Schutz is a United States Citizen.
	(d)	Title of Class of Securities Common Stock
	(e)	CUSIP Number CUSIP No. 01852Q109

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
	(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).
	(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
	(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
	(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
	(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).
Not Applicable

Item 4.	Ownership
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

Mendon Capital Advisors Corp., in its capacity as an investment adviser, has the sole right to vote and dispose of the shares of common stock of Alliance Bancorp of New England, Inc.  Anton V. Schutz is the sole shareholder and President of Mendon Capital Advisors Corp.

(a) Amount beneficially owned: Mendon Capital Advisors Corp.: 0 shares Anton V. Schutz: 0 shares
(b) Percent of class: Mendon Capital Advisors Corp.: 0% Anton V. Schutz: 0%
(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote Mendon Capital Advisors Corp.: 0 shares Anton V. Schutz: 0 shares
(ii) Shared power to vote or to direct the vote Not Applicable
(iii) Sole power to dispose or to direct the disposition of Mendon Capital Advisors Corp.: 0 shares Anton V. Schutz: 0 shares
(iv) Shared power to dispose or to direct the disposition of Not Applicable

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following   ☒.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
Not Applicable

Item 8.	Identification and Classification of Members of the Group
Not Applicable

Item 9.	Notice of Dissolution of Group
Not Applicable

Item 10.	Certification

By signing below, we certify that, to the best of our knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participation in any transaction having that purpose or effect.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

EXECUTED as a sealed instrument this 13th day of February, 2004.

Mendon Capital Advisors Corp.

By:	/s/ Anton V. Schutz
	By:	Anton V. Schutz
	Its:	President

/s/ Anton V. Schutz
Anton V. Schutz